EXHIBIT 99.1

SAB Biotherapeutics Provides Company Update
for Q1 2022 Financial Results

Full data from Phase 2a trial that evaluated SAB-176 for treatment of seasonal influenza expected third quarter 2022 – first clinical data set from novel platform

Phase 2 data for SAB-185 expected to be available later this year

Sufficient cash anticipated to operate into 2023

SIOUX FALLS, S.D. (May 12, 2022) – SAB Biotherapeutics (Nasdaq: SABS), (SAB), a clinical-stage biopharmaceutical company with a novel immunotherapy platform that produces specifically targeted, high-potency, fully-human polyclonal antibodies without the need for human donors, today reported financial results for the first quarter ended March 31, 2022, and provided a company update.

“Over the past 24 months, we have seen remarkable advancement in our platform and the validation of our technology in a real-world setting. We have also built tremendous capabilities and infrastructure as we have advanced our proof-of-concept in a rapid fashion. We look to further the progress of our discovery and early-stage programs in oncology, type 1 diabetes, and organ transplantation (induction/rejection), while release of our full data readouts from our Phase 2 trials of SAB 185 and SAB 176 are expected in the second half of 2022,” said Eddie J. Sullivan, Ph.D., Co-founder, President and Chief Executive Officer of SAB Biotherapeutics.

Pipeline Updates and Anticipated Milestones

SAB continues to execute on its strategy to build a proprietary immune and autoimmune disorders pipeline, including respiratory diseases that disproportionately affect immunocompromised patients.

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Full data readout for Phase 2a challenge study for SAB-176 planned in the third quarter.
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Phase 2 data for SAB-185 expected to be available from NIH NIAID for ACTIV-2 trial later this year.
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Initial immuno-oncology human polyclonal proof-of-principle data expected third quarter 2022.
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Planned advanced IND-enabling studies for SAB-142, a fully-human antithymocyte globulin therapeutic candidate for Type 1 diabetes and organ transplantation (induction/rejection) to initiate fourth quarter.

The company is evaluating clinical plans for further development of its polyclonal antibody therapeutic candidates, SAB-185 for COVID-19 and SAB-176 for seasonal influenza, in immunocompromised and other patient populations at high risk, including the potential for post exposure prophylactic use, along with the potential development of alternative routes of administration, in advancement of the platform.

Additionally, SAB continues to execute on its Rapid Response Antibody Program under contract with the US Department of Defense (DOD). The program involves multiple targets and other strategic activities to support the warfighter, in addition to facilitating readiness for future emerging threats.

Q1 2022 Financial Results

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Cash Position. Cash and cash equivalents were $22.4 million as of March 31, 2022, compared to $33.2 million on December 31, 2021, which was driven primarily by $1.3 million in further capital expansion, increased non-cash working capital of $5.1 million, and SAB’s year-to-date operating loss. SAB’s government contract work is expected to provide additional funding not reflected on the balance sheet.

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Research and Development (R&D) Expenses. R&D expenses were $13.3 million for three months ended March 31, 2022, compared to $12.7 million for the three months ended March 31, 2021. The increase was primarily due to increased headcount in the research and development function, contract manufacturing, increased clinical work, and increases in the Company’s production capacity and the associated expenses for materials and supplies supporting research and development activities.
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General and Administrative (G&A) Expenses. G&A expenses were $5.2 million for the three months ended March 31, 2022, compared to $3.3 million for the three months ended March 31, 2021. The increase was primarily due to business, regulatory, and compliance consulting. Further, SAB recognized increased compliance costs as a result of becoming a public company late in 2021.
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Net Income. Net income was $1.0 million for the three months ended March 31, 2022, for an earnings per basic and diluted share of $0.02, as compared to a net income of $1.4 million for the three months ended March 31, 2021, for an earnings per basic and diluted share of $0.05.

Financial Guidance: Based on its current operating plans, SAB expects that its existing cash and cash equivalents along with its U.S. Government funding as of March 31, 2022, will be sufficient to fund its operating expenses and capital expenditure requirements into 2023.

About SAB Biotherapeutics, Inc.

SAB Biotherapeutics, Inc. (SAB) is a clinical-stage, biopharmaceutical company advancing a new class of immunotherapies leveraging fully human polyclonal antibodies with a focus on building a leading immune and autoimmune disorders pipeline. SAB has applied advanced genetic engineering and antibody science to develop transchromosomic (Tc) Bovine™ that produce fully human antibodies targeted at specific diseases, including infectious diseases such as COVID-19 and influenza, immune and autoimmune disorders including type 1 diabetes and organ transplantation, and cancer. SAB’s versatile DiversitAb™ platform is applicable to a wide range of serious unmet needs in human diseases. It produces natural, specifically targeted, high-potency, human polyclonal immunotherapies. SAB currently has multiple drug development programs underway and collaborations with the US government and global pharmaceutical companies. For more information on SAB, visit: https://www.sabbiotherapeutics.com/ and follow @SABBantibody on Twitter.

CONTACTS

Investor Relations:

SABIR@westwicke.com

Media Relations:

SABPR@westwicke.com

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, including the development and efficacy of SAB-185, our influenza program and other discovery programs, our cash runaway into 2023 and potential future government and third-party collaborations or funded programs.

These statements are based on the current expectations of SAB and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumption and are beyond the control of SAB. A further description of risks and uncertainties can be found in the sections captioned “Risk Factors” on Forms 10-K and 10-Q, all of which will be filed with the U.S. Securities and Exchange Commission and available at https://www.sec.gov/